SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934

October 31, 2001

ČEZ, a. s.

(Translation of registrant's name into English)

c/o Jungmannova 29
111 48 Prague 1
Czech Republic

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________.

The following information was filed by ČEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Operational, economic and financial results according to the Czech Accounting Standards for first nine months in 2001.

On October 26, 2001 ČEZ, a. s. signed contracts for another part of „rainbow electricity" with all electricity distributors (REAS). The contract with ČEPS was signed on October 24, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2001

ČEZ, a. s.

By ______________________

Name: Libuše Látalová

Title: Head of Debt Administration Dept.

BALANCE SHEET
long form

September 30, 2001
(in thousands of CZK)

Rozvaha Úč POD 1-01

Name and address of accounting unit

ČEZ, a. s.
Jungmannova 29
Praha 1

Ident.	ASSETS	row	current year			prior year
			gross	adjustments	net	net
a	b	c	1	2	3	4
	TOTAL ASSETS	001	**282 541 561**	**-80 696 026**	**201 845 535**	**202 223 562**
A.	Stock subscribtions receivable	002				
B.	Fixed assets	003	**253 722 223**	**-80 230 919**	**173 491 304**	**173 362 673**
B. I.	Intangible assets	004	**1 685 225**	**-759 108**	**926 117**	**892 888**
B. I. 1.	Expenses of foundation and organization	005				
2.	Research and development	006				
3.	Software	007	1 399 928	-749 761	650 167	560 441
4.	Patents, rights and royalties	008	16 960	-9 347	7 613	9 729
5.	Other intangibles	009				
6.	Intangibles in progress	010	267 372		267 372	322 569
7.	Advances for intangibles	011	965		965	149
B. II.	Tangible assets	012	**240 584 546**	**-79 311 444**	**161 273 102**	**161 588 022**
B. II. 1.	Land	013	662 021		662 021	670 902
2.	Buildings, halls and constructions	014	50 033 880	-22 987 243	27 046 637	27 835 405
3.	Separate movable items and groups of movable items	015	98 980 512	-56 250 648	42 729 864	46 647 517
4.	Permanent growth	016				
5.	Livestock	017				
6.	Other tangible assets	018	87 231	-73 447	13 784	13 797
7.	Tangibles in progress	019	82 228 738		82 228 738	72 826 563
8.	Advances for tangibles	020	8 591 902		8 591 902	13 593 669
9.	Adjustment to acquired property	021	262	-106	156	169
B. III.	Financial investment	022	**11 452 452**	**-160 367**	**11 292 085**	**10 881 763**
B. III. 1.	Majority shareholdings and participating interests (shareholdings > 50%)	023	5 617 272		5 617 272	5 018 809
2.	Substantial shareholdings and participating interests (shareholdings of 20% - 50%)	024	4 456 091	-147 467	4 308 624	4 493 444
3.	Other securities and deposits	025	440 392		440 392	440 392
4.	Intergroup loans	026				
5.	Other financial investments	027	938 697	-12 900	925 797	929 118

Ident.	ASSETS	row	current year			prior year
			gross	adjustments	net	net
a	b	c	1	2	3	4
C.	Current assets	028	**24 904 148**	**-465 107**	**24 439 041**	**24 015 108**
C. I.	Inventory	029	**14 584 336**	**-218 126**	**14 366 210**	**13 022 059**
C. I. 1.	Materials	030	14 576 026	-218 126	14 357 900	13 003 024
2.	Work in progress and semi-finished production	031	982		982	
3.	Finished products	032				
4.	Livestock	033				
5.	Goods	034				
6.	Advances for inventory	035	7 328		7 328	19 035
C. II.	Long-term receivables	036	**2 744 855**		**2 744 855**	**1 812 804**
C. II. 1.	Trade receivables	037	25 358		25 358	30 913
2.	Receivables from partners and associations	038				
3.	Receivables from related companies (shareholdings > 50%)	039	2 683 415		2 683 415	1 742 105
4.	Receivables from related companies (shareholdings of 20% - 50%)	040				
5.	Other receivables	041	36 082		36 082	39 786
C. III.	Short-term receivables	042	**5 570 230**	**-246 981**	**5 323 249**	**6 107 666**
C. III. 1.	Trade receivables	043	4 272 270	-196 640	4 075 630	3 396 598
2.	Receivables from partners and associations	044				
3.	Receivables from social security	045				
4.	Receivables from taxes	046	17 475		17 475	95
5.	Deferred tax assets	047				
6.	Receivables from related companies (shareholdings > 50%)	048	434 670		434 670	1 955 529
7.	Receivables from related companies (shareholdings of 20% - 50%)	049	701 167		701 167	670 122
8.	Other receivables	050	144 648	-50 341	94 307	85 322
C. IV.	Financial accounts	051	**2 004 727**		**2 004 727**	**3 072 579**
C. IV. 1.	Cash	052	4 024		4 024	3 511
2.	Bank accounts	053	1 618 877		1 618 877	551 234
3.	Short-term financial assets	054	381 826		381 826	2 517 834
D.	Other assets - temporary accounts	055	**3 915 190**		**3 915 190**	**4 845 781**
D. I.	Temporary accounts of assets	056	**3 911 715**		**3 911 715**	**4 771 927**
D. I. 1.	Prepaid expenses	057	2 326 003		2 326 003	2 490 519
2.	Unbilled revenues	058				151 982
3.	Exchange rate losses	059	1 585 712		1 585 712	2 129 426
D. II.	Contingencies	060	**3 475**		**3 475**	**73 854**
	Control number	999	1 130 162 769	-322 784 104	807 378 665	808 820 394

Ident.	SHAREHOLDERS´ EQUITY AND LIABILITIES	row	current year	prior year
a	b	c	5	6
	TOTAL SHAREHOLDERS´ EQUITY AND LIABILITIES	061	**201 845 535**	**202 223 562**
A.	Shareholders´ equity	062	**124 069 910**	**118 940 762**
A. I.	Stated capital	063	**59 208 846**	**59 208 846**
A. I. 1.	Stated capital	064	59 208 846	59 208 846
2.	Own shares	065		
A. II.	Capital funds	066	**1 661 359**	**1 661 544**
A. II. 1.	Share premium	067		
2.	Other capital funds	068	1 661 359	1 661 544
3.	Revaluation of assets	069		
4.	Revaluation of capital participation	070		
A. III.	Funds from net profit	071	**8 597 507**	**8 364 021**
A. III. 1.	Legal reserve fund	072	8 370 082	8 082 811
2.	Indivisible fund	073		
3.	Statutory and other funds	074	227 425	281 210
A. IV.	Retained earnings	075	**48 179 437**	**43 960 937**
A. IV. 1.	Retained earnings of previous years	076	48 179 437	43 960 937
2.	Retained losses of previous years	077		
A. V.	Profit / loss of current accounting period	078	**6 422 761**	**5 745 414**
B.	Liabilities	079	**76 539 880**	**81 613 612**
B. I.	Reserves	080	**16 009 235**	**15 441 679**
B. I. 1.	Legal reserves	081	6 283 533	5 128 480
2.	Reserve for exchange rate losses	082	1 332 878	2 019 848
3.	Other reserves	083	8 392 824	8 293 351
B. II.	Long-term liabilities	084	**26 802 633**	**27 173 082**
B. II. 1.	Long-term payables to related companies (shareholdings > 50%)	085	13 500 367	13 527 867
2.	Long-term payables to related companies (sharehold. of 20%-50%)	086		
3.	Long-term deposits received	087	302 266	645 215
4.	Bonds payable	088	13 000 000	13 000 000
5.	Long-term notes payable	089		
6.	Other long-term payables	090		

Ident. a	SHAREHOLDERS' EQUITY AND LIABILITIES b	row c	current year 5	prior year 6
B. III.	Short-term liabilities	091	**7 398 045**	**8 975 432**
B. III. 1.	Trade payables	092	3 902 084	5 142 501
2.	Payables to partners and associations	093	2 000	
3.	Payables to employees	094	148 186	2 993
4.	Social security payables	095	82 893	108 632
5.	Taxes payable and subsidies	096	413 934	844 723
6.	Deferred tax liabilities	097	2 701 732	2 701 732
7.	Payables to related companies (shareholdings > 50%)	098		
8.	Payables to related companies (shareholdings of 20% - 50%)	099		
9.	Other payables	100	147 216	174 851
B. IV.	Bank loans and short-term notes	101	**26 329 967**	**30 023 419**
B. IV. 1.	Long-term bank loans	102	20 940 185	24 662 840
2.	Short-term bank loans	103	5 389 782	5 360 579
4.	Short-term notes	104		
C.	Other liabilities - temporary accounts	105	**1 235 745**	**1 669 188**
C. I.	Accruals	106	**1 044 547**	**1 112 942**
C. I. 1.	Accruals	107	769 634	842 136
2.	Deferred income	108	22 079	105 104
3.	Exchange rate gains	109	252 834	165 702
C. II.	Contingencies	110	**191 198**	**556 246**
	Control number	999	800 768 181	802 592 588

Sent out on:	Signature of accounting unit's statutory body:	Person responsible for accounting: Ing. Petr Pětioký	Person responsible for financial statements: Ivan Viktora tel.: 2408 2357

Výsledovka Úč POD 2-01

PROFIT AND LOSS STATEMENT

long form

September 30, 2001
(in thousands of CZK)

Name and address of acc. unit

ČEZ, a. s.
Jungmannova 29
Praha 1

Ident. a		TEXT b	row c	current period 1	prior year period 2
I.		Revenues from goods sold	01	5 230	45 734
A.		Costs of goods sold	02	4 012	44 697
+		Sales margin	03	**1 218**	**1 037**
II.		Production	04	**38 237 604**	**38 455 546**
II.	1.	Revenues from finished products and services	05	37 902 952	38 144 387
	2.	Changes in inventory of own production	06	982	5 311
	3.	Capitalization (of own work)	07	333 670	305 848
B.		Consumption from production	08	**18 852 590**	**20 466 519**
B.	1.	Consumption of material and energy	09	14 203 466	14 319 927
B.	2.	Services	10	4 649 124	6 146 592
+		Value added	11	**19 386 232**	**17 990 064**
C.		Personnel expenses	12	**2 742 175**	**2 531 785**
C.	1.	Wages and salaries	13	1 759 794	1 767 907
C.	2.	Bonuses to board members	14	8 231	5 520
C.	3.	Social insurance	15	634 519	641 670
C.	4.	Other social expenses	16	339 631	116 688
D.		Taxes and fees	17	806 636	760 697
E.		Amortization of intangibles and depreciation of tangibles	18	6 047 403	6 063 540
III.		Revenues from intangibles, tangibles and material sold	19	138 418	320 172
F.		Net book value of intangibles, tangibles and material sold	20	168 607	375 976
IV.		Reversal of reserves and prepaid expenses	21	897 792	960 066
G.		Creation of reserves and prepaid expenses	22	2 152 318	2 733 737
V.		Reversal of adjustments	23	64 025	
H.		Creation of adjustments	24	13	13
VI.		Other operational revenues	25	722 109	69 185
I.		Other operational expenses	26	276 676	376 340
VII.		Transfer of operational revenues	27		
J.		Transfer of operational expenses	28		
*		Net operating results	29	**9 014 748**	**6 497 399**

Ident.	TEXT	row	current period	prior year period
a	b	c	1	2
VIII.	Revenues from sale of securities and deposits	30	5 700	
K.	Sold securities and deposits	31	8 367	
IX.	Revenues from financial investments	32	**131 160**	**145 504**
IX. 1.	Revenues from securities and deposits in group	33	112 753	141 363
2.	Revenues from other securities and deposits	34	18 407	3 648
3.	Revenues from other financial investments	35		493
X.	Revenues from short-term financial assets	36	1 282	
XI.	Reversal of financial reserves	37	2 019 848	1 887 087
L.	Creation of financial reserves	38	1 332 878	2 239 642
XII.	Reversal of adjustments	39		
M.	Creation of adjustments	40		
XIII.	Interest revenues	41	238 642	301 808
N.	Interest expenses	42	2 381 050	2 711 192
XIV.	Other financial revenues	43	368 279	221 750
O.	Other financial expenses	44	508 149	344 025
XV.	Transfer of financial revenues	45		
P.	Transfer of financial expenses	46		
*	Net results from financial activities	47	**-1 465 533**	**-2 738 710**
R.	Income taxes on normal activity	48	**1 121 639**	**925 798**
R. 1.	- Due	49	1 121 639	925 798
2.	- Deferred	50		
		51		
**	Net results after taxes from normal activity	52	**6 427 576**	**2 832 891**
XVI.	Extraordinary revenues	53	18 738	49 400
S.	Extraordinary expenses	54	23 553	12 865
T.	Income tax on extraordinary activity	55		
T. 1.	- Due	56		
2.	- Deferred	57		
*	Net results from extraordinary activity	58	**-4 815**	**36 535**
U.	Income distribution to partners	59		
***	Net profit (loss) for the accounting period	60	**6 422 761**	**2 869 426**
	Profit (loss) before income taxes	61	**7 544 400**	**3 795 224**
	Control number	99	187 686 648	175 852 096

Sent out on:	Signature of accounting unit´s statutory body:	Person responsible for accounting: Ing. Petr Pětioký	Person responsible for financial statements: Ivan Viktora tel.: 2408 2357

Cash flow statement
for nine-months period ended September 30, 2001
(in thousands of CZK)

P.	**Cash and cash equivalents at beginning of period**	**3 072 579**
	<u>**Operating activities**</u>	
Z.	Pre-tax profit from normal activity	7 549 215
A.1.	Adjustments by non-cash transactions	9 251 891
A.1.1.	Depreciation, amortization and writing-off	6 098 806
A.1.1.1.	Depreciation and amortization of fixed assets	6 098 044
A.1.1.2.	Receivables writing-off	762
A.1.2.	Change in adjustments, reserves and temporary accounts	1 002 295
A.1.2.1.	Change in adjustments	-64 025
A.1.2.2.	Change in reserves	567 556
A.1.2.3.	Change in temporary accounts of assets and liabilities	498 764
A.1.3.	Gain/Loss on fixed assets retirements	8 382
A.1.4.	Interest expenses and revenues	2 142 408
A.1.4.1	Interest expenses	2 381 050
A.1.4.2.	Interest revenues	-238 642
A.*	**Net cash provided by operating activities before taxes, changes in working capital and extraordinary items**	**16 801 106**
A.2.	Change in working capital	-1 863 752
A.2.1.	Change in receivables from operational activities	-147 296
A.2.2.	Change in short-term payables from operational activities	-436 330
A.2.3.	Change in inventory	-1 280 126
A.**	**Net cash provided by operating activities before taxes and extraordinary items**	**14 937 354**
A.3.	Interest paid, excl. capitalized interest	-2 538 171
A.4.	Interest received	389 604
A.5.	Income taxes paid	-1 775 112
A.6.	Revenues and expenses related to extraordinary items	-4 601
A.*	**Net cash provided by operating activities**	**11 009 074**
	<u>**Investing activities**</u>	
B.1.	Fixed assets acquisition	-6 827 334
B.1.1.	Additions to tangible fixed assets	-5 720 896
B.1.2.	Additions to intangible fixed assets	-192 656
B.1.3.	Change in financial investment	-416 690
B.1.4.	Change in payables from investing activity	-501 635
B.1.5.	Change in payables from investing activity (emerging from exchange rate differencies)	4 543
B.2.	Proceeds from sales of fixed assets	105 870
B.2.1.	Proceeds from sales of tangible fixed assets	91 091
B.2.2.	Proceeds from sales of intangible fixed assets	-4
B.2.3.	Proceeds from sales of financial investment	5 700
B.2.4.	Change in receivables from sales of fixed assets	9 083
B.*	**Total cash used in investing activities**	**-6 721 464**
	<u>**Financing activities**</u>	
C.1.	Change in long-term liabilities and short-term loans	-4 063 901
C.1.1.	Change in long-term bank loans	-3 722 655
C.1.2.	Change in short-term bank loans and notes	29 203
C.1.3.	Change in long-term bonds payable	
C.1.4.	Change in other long-term liabilities	-370 449
C.2.	Impact of changes in equity by cash	-1 291 561
C.2.1.	Monetary donations and subsidies to equity	
C.2.2.	Direct payments debited to funds	-97 760
C.2.3.	Paid-out dividends and profit shares	-1 193 801
C.*	**Net cash from financing activities**	**-5 355 462**
F.	**Net increase/decrease in cash**	**-1 067 852**
R.	**Cash and cash equivalents at end of period**	**2 004 727**